

SECURIT 05041780 SSION
Washington, D.C. 20549



# ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

revised

| OMB APPROVAL | |
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| Expires: | October 31, 2004 |
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| SEC FILE NUMBER |
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| 8-41551 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elish And Elish Inc

| OFFICIAL USE ONLY |
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| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 E. Pike Street
(No. and Street)

Canonsburg, PA 15317
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M. Elish, President (724) 745-2200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward A. Brettlauer III, CPA
(Name – *if individual, state last, first, middle name*)

4055 Monroeville Blvd - Ste 426 Monroeville PA 15146
(Address) (City) (State) (Zip Code)



**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2005
THOMSON FINANCIAL


| FOR OFFICIAL USE ONLY |
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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**ELISH AND ELISH, INC**
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements, continued
December 31, 2004

Use of Estimates in Financial Statement Preparation:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from such estimates.

## II. Clearinghouse Agreement with Elish and Elish, Inc.:

As indicated previously, Elish and Elish, Inc. has elected at this time to be considered as a fully disclosed broker dealer operating primarily through a clearinghouse for its transactions, which, in turn, permits it to pass a large portion of its record-keeping responsibilities along to such clearinghouse and to simply receive a net commission on all sponsored deals.

Per the current clearinghouse agreement, however, Elish and Elish, Inc. is also required to maintain a continuous minimum balance in its clearinghouse account of twenty-five thousand dollars ($25,000.00) to both cover current transaction costs and to protect the clearinghouse from possible future liability. As previously mentioned in Footnote I, the Company experienced for the first time a slight shortfall in meeting such an obligation as of December 31, 2000 (and continuing on into 2001), but, as of the date of this report, as a result of a contribution into the account by the shareholder-owner and his wife, on December 1, 2001, of securities in their names, the Company has again been able to exceed the minimum balance required by the clearinghouse in order to continue business operations. Moreover, as the result of the final issuance by December 31, 2003 of a subordinated note payable to the shareholder-owner covering a total of ten thousand dollars ($10,000.00) of such bonds held by the Clearinghouse, the Company has no problem satisfying once again its net capital requirements (as shown in Footnote III) as of December 31, 2004.

## III. Net Capital Requirement Under Section 15c3-1:

Under the current Regulation Section 15c3-1, a fully disclosed broker-dealer is required to constantly maintain a minimum of five thousand dollars ($5,000.00) net capital after reduction for certain non-allowable assets. The calculation of the Company's net capital at December 31, 2004 is as follows:

| | |
|---|---|
| Total Net Worth at 12/31/04 | $ 28,398.43 |
| Plus: Formalized Subordinated Loan From Shareholder-Owner | 10,000.00 |
| Less: Unallowable Assets: | |
| Furniture and Equipment | ( 330.00) |
| Investments Other Than Muni Bonds (assuming 15% haircut) | ( 3,557.80) |
| Investments In Bonds | ( 662.50) |
| Total Allowable Net Capital at 12/31/04 | $ 33,848.13 |

# ELISH AND ELISH, INC

(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements, continued
December 31, 2004

Regarding the Company's aggregate indebtedness ratio (total indebtedness compared to the Company's net capital) at the date of the financial statements, the calculation is well under the eight to one (8:1) ratio limitation as set by Section 15c3-1 of the Pennsylvania Securities Commission Regulations. The actual ratio this year is closer to one to two (1:2).

## IV. Net Capital Reserve Requirement Under Section 15c3-3:

No schedule of net capital reserve requirement calculation has been included in this report since the Company has not yet engaged in any sales or brokering activities (through the date of this report) which would require maintenance of a special reserve bank account for the exclusive benefit of customers and the possession of control of any customer paid and excess margin securities.

## V. Reconciliation of Audit Computation of Net Capital and Broker's Corresponding Unaudited Focus Report Part II Computation at December 31, 2004:

| Description of Net Capital Item | Amount Per Focus Report | Adjustments DR | Adjustments CR | Audit Report |
|---|---|---|---|---|
| Cash Accounts | $ 990.00 | | 28.00 | 962.00 |
| Commission Trade Receivables | 19,415.00 | 705.00 | | 20,120.00 |
| Furniture and Fixture Costs (Non-Allowable Assets) | 330.00 | | | 330.00 |
| Securities (after haircuts) | 31,241.00 | 1,795.00 | 3,538.00 | 29,498.00 |
| Accounts Payable and Accrued Liabilities | (12,739.00) | | 3,993.00 | ( 16,732.00) |
| Totals @ 12/31/04 (excluding non-allowable assets) | $ 38,907.00 | 2,500.00 | 7,559.00 | 33,848.00 |

ELISH AND ELISH, INC
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements, continued
December 31, 2004

Note: The major reconciling differences above appear to be: (1) an increase of seven hundred fifty dollars ($750.00) to the commissions receivable account to make it correspond with the actual receipts in January of 2005, 2) an increase of thirty nine hundred ninety three dollars ($3,993.00) in accounts payable for adjustment in accruals to actual amounts at December 31, 2004 (primarily for accrued service fees and for additional commissions owed to several of the registered representatives); and (3) a correction to the investment account of seventeen hundred ninety five dollars ($1,795.00) to reflect actual market value per the clearinghouse statements at December 31, 2004. It should also be noted that the initial FOCUS report had mistakenly not reflected the full amount of securities haircut as indicated in Note III above, and that a credit adjustment had to also be made to the firm's total investment amount in order to properly reflect the omitted haircut adjustment.

## VI Retirement Plan For The Sole Shareholder:

No recognition of the owners' self employed retirement plan assets has been made on the accompanying statements, since the retirement plan holdings are not considered to be assets of Elish and Elish, Inc. for financial statement presentation purposes.

Additionally, the business does not anticipate making any contribution into the owner's plan for 2004, and therefore, no liability for such a payment has been accrued on the financial statements as of December 31, 2004.

## VII Economic Concentration of Business:

At this point in time, the business of Elish and Elish, Inc. derives most of its revenues from the southern suburbs of Pittsburgh, Pennsylvania, which continue to experience much of the same economic volatility as the rest of the country going into the 2005 calendar year. The use of additional registered representatives to expand the customer base has increased overall revenues somewhat, and is expected to have a more significant impact as the market continues to recover. The results of future marketing efforts, however, cannot be predicted with any certainty at this date.

## VIII. Litigation Update:

During the final quarter of calendar year 2000, the Company was named as a co-defendant in a liability suit filed by an individual investor, who claims to have been misled in the purchase of certain insurance related products from an agent in the employ of one of Elish and Elish, Inc.'s registered representatives.

While the agent named in the suit did indeed work for the Company's registered representative, it was through an entirely separate business maintained by that particular representative, which business had never had any connection with Elish and Elish Inc. While the Company had, for the past three (3) years, processed trades for its registered representative (as an individual), it had never been contractually involved with any other subsidiary business of this representative and had never assisted in the processing of trades for any other agent.

Accordingly, during this period of time from December of 2000 through December 31, 2002, the Company's legal counsel had continued to express the opinion that the possibility of any adverse decision in this case was remote, and that a summary judgment removing this defendant from the case entirely would most likely be issued once the trial actually began in 2003 (the trial had previously been delayed as a result of the bankruptcy of one of the other defendants). As a result, no liability other than that for ongoing legal fees had previously been accrued for the eventual settlement of this case.